                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of September 2003


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                        ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              .
                                                 --------------

AMENDMENT OF THE PROJECTED NON-CONSOLIDATED FINANCIAL RESULTS FOR
FISCAL YEAR 2004

          On September 9, 2003, the registrant issued a press release amending its projected non-consolidated financial results for the fiscal year ending March 31, 2004.

          The non-consolidated financial information included in the press release was prepared on the basis of accounting principles generally accepted in Japan and will not be directly comparable to financial information prepared on the basis of accounting principles generally accepted in the United States. The registrant will review its projected consolidated results that will be prepared on the basis of accounting principles generally accepted in the United States, and when it announces its financial results for first half of fiscal year ending March 31, 2004, it will also announce its revised consolidated projections which include the effect on profit of the sale estimated at 49 billion yen arising from the sale of its subsidiary NTT DoCoMo's shares.

          The financial information included in the attached copy of the press release contains forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby furnishing cautionary statements identifying important factors that could cause the registrant and its subsidiaries' actual results to differ materially from those set forth in the attachment.

          The financial information is based on a series of assumptions, projections, estimates, judgments and beliefs of the registrant's management in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant's future business operation, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the success of new products, services and new business, and other changes in circumstances that could cause the registrant's actual results to differ materially from these forecasts.

          No assurance can be given that the registrant and its subsidiaries' actual results will not vary significantly from projected estimates.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NIPPON TELEGRAPH AND TELEPHONE
                                                CORPORATION




                                              By /s/ Shigehito Katsuki
                                                 ---------------------------
                                                 Name:  Shigehito Katsuki
                                                 Title: General Manager
                                                        Department IV

Date: September 9, 2003

                                                               September 9, 2003


        NTT Amends Projected Financial Results for Fiscal Year 2004

Nippon Telegraph and Telephone Corporation ("NTT") has amended its projected non-consolidated financial results for fiscal year 2004 (April 1, 2003 through March 31, 2004).

In response to the stock buy-back offer made by its subsidiary NTT DoCoMo ("DoCoMo"), NTT sold 698,000 shares it owned in DoCoMo. For this reason, extraordinary profit will appear on NTT's non-consolidated financial results.


        Projected Non-Consolidated Financial Results for Fiscal Year 2004

                         Operating Revenues     Recurring Profit    Net Income
                            (million yen)        (million yen)     (million yen)
--------------------------------------------------------------------------------
     Before Amendment               266,000              77,000          74,000
           (A)

     After Amendment                266,000              77,000         251,000
           (B)

   Increase (Decrease)                    0                   0         177,000
          (B-A)

    Percentage Change                   0.0%                0.0%          239.2%
           (%)

 (Ref) Fiscal Year 2003             222,065              15,434          81,136
         Results

     Note: Extraordinary profit has been amended to 190,000 million yen from 0 million yen.

Profit on sale (pretax) arising from the sale of DoCoMo shares to be included in the NTT's consolidated financial results is estimated at 49,000 million yen.


For more information, please contact:

Department I
Nippon Telegraph and Telephone Corporation
Tel: 03-5205-5153
E-mail: jigyou@hco.ntt.co.jp